Exhibit 99.1

QIAGEN to return approximately $300 million to shareholders through a synthetic share repurchase

•Capital return to be conducted through synthetic share repurchase – combines a fast direct capital repayment to shareholders with a reverse stock split that enhances EPS

•Return of up to $300 million – maximum approved by shareholders – set to be completed in late January 2025

•Builds on approximately $300 million returned to shareholders in early 2024 as part of commitment to return at least $1 billion through end-2028

Venlo, the Netherlands, January 12, 2025 – QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced a new plan to return up to approximately $300 million (maximum EUR 281 million) to shareholders through a synthetic share repurchase that combines a direct capital repayment with a reverse stock split.

This new repurchase comes after QIAGEN returned approximately $300 million to shareholders in early 2024 through a synthetic share repurchase. Together, these two programs represent $600 million of a commitment to return at least $1 billion to shareholders by the end of 2028 (absent M&A opportunities).

QIAGEN has decided to implement the maximum $300 million value of the mandate given at the Annual General Meeting in June 2024, where shareholders gave virtually unanimous approval for the related resolutions.

This approach is designed to return cash to shareholders in a much faster and more efficient way than through a traditional open-market repurchase program. It would also enhance earnings per share (EPS) through the reduction in outstanding shares.

“QIAGEN has a proven track record in delivering on our commitments from our differentiated portfolio, and this includes using our healthy balance sheet to enhance our business while increasing returns to shareholders,” said Thierry Bernard, CEO of QIAGEN. “This new repurchase marks an important step in creating value for our shareholders and other stakeholders as we execute on our 2028 ambitions to deliver solid profitable growth.”

Roland Sackers, Chief Financial Officer of QIAGEN, said: “Our synthetic share repurchase structure is a well-known and proven approach to enhance value that has been utilized by many Dutch companies. QIAGEN will continue to have a solid investment-grade profile after completion of this repurchase in early 2025. We are exploring various targeted M&A opportunities and organic growth investments that will help us achieve our commitments for solid profitable growth.”

This type of share repurchase involves three steps:

(1)The par value of QIAGEN’s common shares (EUR 0.01 per share) will be increased through a transfer from the Share Premium Reserve (included in “Additional Paid-in Capital” on the Company’s balance sheet) to allow for the capital repayment to shareholders.
(2)A reverse stock split will consolidate shares.

(3)The par value will be reduced back to the original level of EUR 0.01 per share and the capital repayment will be paid out directly to shareholders (as of the record date, and where applicable after conversion into U.S. dollars).

The synthetic share repurchase will become effective on January 28, 2025, and will be settled in line with market convention in the subsequent days. Further information on this process will be announced before implementation.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of September 30, 2024, QIAGEN employed more than 5,800 people in over 35 locations worldwide. Further information can be found at https://www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, including those products used in the response to the COVID-19 pandemic, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, including the breadth and duration of the COVID-19 pandemic and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.

Contacts QIAGEN:

Investor Relations		Public Relations
John Gilardi Domenica Martorana	+49 2103 29 11711 +49 2103 29 11244	Thomas Theuringer Lisa Specht	+49 2103 29 11826 +49 2103 29 14181
e-mail: ir@QIAGEN.com		e-mail: pr@QIAGEN.com

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